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                            August 18, 2022

       Ana Mendendez
       Chief Financial Officer
       Watsco, Inc.
       2665 South Bayshore Drive, Suite 901
       Miami, Florida 33133

                                                        Re: WATSCO INC
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 25,
2022
                                                            Form 10-Q for the
Quarterly Period Ended June 30, 2022
                                                            Filed August 4,
2022
                                                            File No. 1-05581

       Dear Ms. Mendendez:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-Q for the Quarterly Period Ended June 30, 2022

       Item 2. Management's Discussion and Analysis of Financial Condition and Results of
       Operations, page 15

   1. We note that you have experienced supply chain disruptions. In future filings, please discuss whether these
disruptions materially affect your outlook or business goals.
                                                        Specify whether these
challenges have materially impacted your results of operations or capital resources and
quantify, to the extent possible, how your sales, profits, and/or liquidity have been
impacted.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Ana Mendendez
Watsco, Inc.
August 18, 2022
Page 2

        You may contact TaTanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-
3336 if you have questions.



FirstName LastNameAna Mendendez                       Sincerely,
Comapany NameWatsco, Inc.
                                                      Division of Corporation
Finance
August 18, 2022 Page 2                                Office of Trade &
Services
FirstName LastName